

Mail Stop 3561

January 15, 2009

Mr. Craig Huffman
Chief Executive Officer and Acting Principal Financial Officer
New Green Technologies, Inc.
Formally: Renewable Energy Resources, Inc.
334 S. Hyde Park Ave.
Tampa, FL 33606

> **Re:** **Renewable Energy Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed October 30, 2008**
> **New Green Technologies, Inc.**
> **Forms 10-Q for the Quarterly Periods Ended June 30, 2008 and**
> **September 30, 2008**
> **File No. 0-29743**

Dear Mr. Huffman:

        We have reviewed the responses in your letter filed on September 9, 2008 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2007

1.   We note your revisions to Item 8A in response to prior comments 2 and 3 from our letter dated August 1, 2008. We have the following additional comments:

- We note that you revised the first sentence of the first paragraph to indicate that you performed an assessment of internal controls over financial reporting as of December 31, 2007. Please note that each of Item 307 and Item 308 of Regulation S-K requires you to disclose your assessment as of the end of the period covered by your report. Please note that disclosure controls and procedures are distinct from internal controls over financial reporting, and that you must separately evaluate each of these and disclose your conclusions for each of these. Please revise future filings to clearly indicate the assessment for each of disclosure controls and procedures and internal controls over financial reporting is as of your fiscal year end.

- We note that you concluded that your disclosure controls and procedures were not effective. In future filings, if you conclude that your disclosure controls and procedures are not effective, please provide more detailed disclosure explaining why they were not effective.

- We note you concluded that your internal controls over financial reporting were effective. We also note that your response to prior comment 2 indicates that the misstatement discussed in your March 31, 2008 Form 10-Q was a "material weakness." Please tell us whether this misstatement relates to your December 31, 2007 financial statements. If so, it appears that you had a material weakness in your internal controls over financial reporting as of December 31, 2007. Please note that Item 308(a)(3) of Regulation S-K indicates that you may not conclude that internal control over financial reporting is effective if you identify a material weakness in internal control over financial reporting. Please revise your conclusion as to the effectiveness of your internal control over financial reporting in your Form 10-KSB, or explain to us in detail why your current conclusion is appropriate.

Forms 10-Q for the Quarterly Periods Ended June 30, 2008 and September 30, 2008

Item 4T. Controls and Procedures, pages 20 and 21

2.   We note you have provided a discussion of your assessment of the effectiveness
        of disclosure controls and procedures "as of the end of the prior quarter report."
        We have the following comments:

-   As indicated by Item 307 of Regulation S-K and Item 4T of Form 10-Q,
    management must provide an updated assessment of the effectiveness of
    disclosure controls and procedures as of each quarter end. Please amend your
    filings to clearly disclose management's conclusion as to the effectiveness of
    disclosure controls and procedures as of June 30, 2008 and September 30,
    2008, respectively.

-   Please ensure that your disclosure clarifies which period's financial
    statements were misstated by $200,000 and whether that misstatement is
    corrected in the financial statements contained in each of these filings.

-   If changes occurred in the most recent fiscal quarter covered by your report
    that materially affected or are reasonably likely to materially affect your
    internal controls over financial report, please briefly describe those changes in
    a manner that differentiates those changes from changes made in previous
    quarters.

-   Please ensure that your amendments include updated certifications from
    management, and ensure that the certifications filed as Exhibit 31 do not
    contain the title of the certifying individual as management must provide these
    certifications in their personal capacity.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief